SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 3

                                       to

                                   Schedule TO
        Tender Offer Statement under Section 14(d)(91) or 13(e)(1) of the
                         Securities Exchange Act of 1934

                              MARKET CENTRAL, INC.

                                    (issuer)

                              MARKET CENTRAL, INC.
                                    (offeror)

              Series A Convertible Preferred Stock, par value $.001
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                                Clifford A. Clark
                              Market Central, Inc.
                                6701 Carmel Road
                                    Suite 205
                         Charlotte, North Carolina 28226
                                 (704) 837-0500

                                   Copies to:

                             Gerald L. Baxter,, Esq.
                             Greenberg Traurig, LLP
                             3290 Northside Parkway
                                    Suite 400
                             Atlanta, Georgia 30327
                                 (678) 553-2430

                            CALCULATION OF FILING FEE

       Transaction Valuation(s)                     Amount of Filing Fee
                       $12,614,601                                  $2,523

(a) Estimated solely for the purpose of determining the registration fee, and calculated based on the market value of the securities offered in the exchange offer. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $.0002 for each $1.00 of the value of the transaction.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing. Schedule TO filed June 10, 2005.

|_| Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

|_|   third party tender offer subject to Rule 14d-1

|_|   going-private transaction subject to Rule 13e-3

|X|   issuer tender offer subject to Rule 13e-4

|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |x|

This Issuer Tender Offer Statement on Schedule TO ("Schedule TO") relates to an offer by Market Central, Inc. (the "Company"), a Delaware corporation, to exchange one (1) share of Company Common Stock par value $.001 ("Common Stock") and one (1) warrant to purchase one (1) share of the Company's Common Stock at $.85 per share with a term ending June 30, 2007 (the "Warrants") for one (1) share of the Company's Series A Convertible Preferred Stock (the "Preferred Stock"), upon the terms and subject to the conditions contained in the Exchange Offer dated July 7, 2005, as amended.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

This Amendment is the final amendment to the Schedule TO.

Item 11. Additional Information.

Item 11 of the Schedule TO is amended and supplemented by adding the following information:

(b) Other Material Information. On August 15, 2005, the Company issued a press release announcing the final results of the exchange offer. A copy of the press release is filed as Exhibit (a) (5) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following information:



Exhibit No.       Description
-----------       --------------------------------------------------------------

(a)(5)            Press release issued by the Company on August 15, 2005.





                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Market Central, Inc.


                                      By:   /s/ Clifford A. Clark
                                            ------------------------------------
                                            Name:    Clifford A. Clark
                                            Title:   Chief Financial Officer



Dated:  August 15, 2005

( BW)(CQN-NC-SCIENTIGO)(MKTE) CORRECTING and REPLACING Scientigo(TM) Successfully Completes Exchange of Preferred Stock

    Business Editors
    CORRECTION...by Scientigo

    CHARLOTTE, N.C.--(BUSINESS WIRE)--Aug. 15, 2005--In BW5401 issued Aug. 15, 2005: Second graph, first sentence, should read: Scientigo CEO, Doyal Bryant, commented, "The effect of this highly successful issuer exchange offer is to simplify our capital structure by virtually eliminating a senior series of preferred stock and replacing it with common stock. Over time, we hope that this will add to the public float of our common stock, making the stock more liquid for our stockholders," (sted: Scientigo CEO, Doyal Bryant, commented, "The effect of this highly successful offer is to strengthen our balance sheet by virtually eliminating a senior series of preferred stock and replacing it with restricted common stock. In conjunction with enhancing our balance sheet the funding will provide additional working capital to be used for accelerated product and technology growth. It's exciting to see the amount of investor confidence and that they recognize the value in Scientigo's intellectual property portfolio and enterprise solutions.")

    The corrected release reads:

    SCIENTIGO(TM) SUCCESSFULLY COMPLETES EXCHANGE OF PREFERRED STOCK

    Market Central, Inc. (OTCBB:MKTE), (d.b.a. Scientigo(TM)), a leading innovator in intelligent business process automation technology announced today the results of its exchange offer for all of its outstanding shares of Series A Preferred Stock. Of the 5,556,583 shares of Series A Preferred Stock outstanding, 5,491,339 shares were tendered for exchange. In exchange for such shares, the Company issued 5,852,615 shares of restricted common stock and 5,852,615 warrants to purchase the Company's common stock at $.85 per share. The issuance of such shares of common stock included the exchange of shares of Series A Preferred stock issued to shareholders as dividends under the terms of such Preferred Stock.
    Scientigo CEO, Doyal Bryant, commented, "The effect of this highly successful issuer exchange offer is to simplify our capital structure by virtually eliminating a senior series of preferred stock and replacing it with common stock. Over time, we hope that this will add to the public float of our common stock, making the stock more liquid for our stockholders."

    About Scientigo(TM)

    Headquartered in Charlotte, North Carolina, Scientigo(TM) is a leader in intelligent Business Process Automation technologies, specializing in developing and licensing intellectual property to partners whose products and services complement our technologies for the benefit of clients. These customizable solutions enable organizations to convert data from a processing and storage burden into a competitive advantage, whether structured, semi-structured, or unstructured, whether it is in paper or digital form, and regardless of volume. In addition, Scientigo(TM) owns patents that address a set of key technical protocols, referred to as XML (Extensible Mark-up Language), a popular standard used to support the exchange of documents over the Internet. XML forms a basic building block for "web services" and the "semantic web." These protocols are embedded in software developed by large and small companies, including, for example Microsoft and IBM. Scientigo(TM) has retained and formed an exceptional intellectual property team that has implemented a comprehensive intellectual property strategy and will assist to secure additional intellectual property protection on its other inventions. Also, the Company provides customer support and professional services to support its products. For more information on Scientigo(TM), please visit www.scientigo.com

    This news release may contain forward-looking statements. Forward-looking statements are indicated by words such as "expects," "intends," "anticipates," "believes" and similar expressions. Our ability to achieve the results anticipated in such forward-looking statements is subject to risks and uncertainties, including, without limitation, the potential interest of third parties in our intellectual property portfolio, any potential growth of our company, our ability to successfully maximize the value of our intellectual property assets, in addition to general economic conditions, operating results, market acceptance of our solutions and other risks detailed from time to time in our reports filed with the Securities and Exchange Commission. These forward-looking statements are made in accordance with "safe harbor" provided by the Private Securities Litigation Reform Act of 1995 and no assurance can be given that the future results that are the subject of such forward-looking statements will be achieved. The Company undertakes no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise.

    --30--PS/ch*

    CONTACT: Scientigo
             Vince Buczek, 704-506-3098
             vbuczek@scientigo.com